UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ambient Corporation

File No. 333-176390 - CF#27306

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Ambient Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.25 to a Form S-1 filed on August 19, 2011. The company modified its application and re-filed Exhibit 10.25 with fewer redactions as Exhibit 10.25 on a Form 10-K filed on March 6, 2012.

Based on representations by Ambient Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel